UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                 to

Commission file number 1-13429

C.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Simpson Manufacturing Co., Inc. 401(k) Profit Sharing Plan for Hourly Employees

D.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Simpson Manufacturing Co., Inc.
5956 W. Las Positas Blvd.
Pleasanton, CA 94588

Simpson Manufacturing Co., Inc.
401(k) Profit Sharing Plan for Hourly Employees

Financial Statements as of
December 31, 2014 and 2013
and for the Year Ended December 31, 2014

TABLE OF CONTENTS

Page No.

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 - 9

Supplemental Schedule

Schedule H, Part IV, Item 4(i) - Schedule of Assets (Held at End of Year)	11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of the
Simpson Manufacturing Co., Inc. 401(k)
Profit Sharing Plan for Hourly Employees
Pleasanton, California

We have audited the accompanying statements of net assets available for benefits of the Simpson Manufacturing Co., Inc. 401(k) Profit Sharing Plan for Hourly Employees (the "Plan") as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Armanino LLP
San Ramon, California
June 25, 2015

SIMPSON MANUFACTURING CO., INC.
401(k) Profit Sharing Plan for Hourly Employees
Statements of Net Assets Available for Benefits
December 31, 2014 and 2013

	2014	2013
Assets
Investments, at fair value	$20,364,134	$18,438,107
Total investments	20,364,134	18,438,107
Receivables	0	0
Employer contributions	1,271,681	1,142,879
Other	14	4,968
Total receivables	$1,271,695	$1,147,847
Net assets available for benefits	$21,635,829	$19,585,954

The accompanying notes are an integral part of these financial statements

SIMPSON MANUFACTURING CO., INC.
401(k) Profit Sharing Plan for Hourly Employees
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2014

2014
Additions
Investment income
Net appreciation in fair value of investments	$761,585
Interest and dividends	395,163
Total investment income	1,156,748
Contributions
Participant	260,888
Employer	1,690,960
Total contributions	1,951,848
Total additions	3,108,596
Deductions	0
Benefits paid to participants	1,058,721
Total deductions	1,058,721
Net increase	2,049,875
Net assets available for benefits
Beginning of year	19,585,954
End of year	$21,635,829

The accompanying notes are an integral part of these financial statements

SIMPSON MANUFACTURING CO., INC.
401(k) Profit Sharing Plan for Hourly Employees
Notes to Financial Statements
December 31, 2014 and 2013

1.                          Plan Description

The following is a brief description of the Simpson Manufacturing Co., Inc. 401(k) Profit Sharing Plan for Hourly Employees (the "Plan") and is provided for general informational purposes only. Participants should refer to the Plan document, as amended, for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan that Simpson Manufacturing Co., Inc. and its United States subsidiaries (the "Company") established in 1984 to provide benefits to eligible hourly employees, as provided in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and subsequent laws.

Plan administration

The Company is the administrator of the Plan and, as such, carries out the duties imposed by ERISA. The Company has delegated certain responsibilities for the operation and administration of the Plan. Trustee services are provided by Charles Schwab Bank ("Schwab"). Recordkeeping and investment management services are provided by Milliman, Inc.

Certain administrative expenses of the Plan were paid directly by the Company for the year ended December 31, 2014. Investment fees, which may vary according to the individual investment funds selected, are paid out of the assets of the Plan and are included in the net appreciation (depreciation) in fair value of investments. Participants should refer to the prospectus of the individual investment funds for further details on individual investment fees.

Eligibility

All employees, except employees working under the terms of a collective bargaining agreement, non-resident aliens, salaried employees, and employees with contractual exclusion from participation under the Plan, are eligible to participate in the Plan once they have attained the age of 18 and reached the entry date. Employees age 18 or older can enter the Plan upon commencement of employment for purposes of employee elective deferrals and employer safe-harbor contributions. For purposes of employer discretionary contributions, employees enter the Plan on the first day of the Plan Year after attaining age 18.

Contributions

Participants may elect to contribute through payroll deductions amounts up to 100% of their annual compensation, as defined by the Plan on a tax-deferred basis, up to a maximum amount allowed by the Internal Revenue Code ("IRC"). Effective October 1, 2014, participants may also elect to contribute on a Roth after-tax basis. Maximum allowed deferral amounts were $17,500 for 2014. Employees over the age of 50 may also contribute an additional $5,500 to the Plan for 2014. Contributions withheld are invested in accordance with the participant's direction into various investment options offered by the Plan.

The Company provides a safe harbor non-elective contribution equal to 3% of the participant's compensation, as defined by the Plan. The Company may also contribute to the Plan a discretionary amount, approved by its Board of Directors (the "Board"), limited to the maximum amount deductible for federal income tax purposes. The Company's discretionary contribution is allocated to the account of each participant who has completed at least 750 hours of service during the Plan year and is employed on the last day of the year based upon a percentage of the participant's annual eligible compensation to total eligible compensation. The discretionary employer contribution amounted to 7% of eligible compensation for each participant for the year ended December 31, 2014. The Company's safe harbor non-elective contribution and discretionary contribution amounted to $551,048 and $1,139,912, respectively, in 2014.

Employer contributions are invested in accordance with the participant's direction into various investment options offered by the Plan. If a participant fails to choose an investment option for the contributions to his or her Plan account, such funds automatically are invested in the Default Fund until he or she selects a different investment option available under the Plan. The Plan's designated default investment option (the Default Fund) was the Vanguard Target Retirement Fund that has a

SIMPSON MANUFACTURING CO., INC.
401(k) Profit Sharing Plan for Hourly Employees
Notes to Financial Statements
December 31, 2014 and 2013

target retirement date closest to the year in which the applicable participant might retire, based on the participant's date of birth and assuming a retirement age of 65.

Participant accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings (net of investment related expenses). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their voluntary contributions and the Company safe harbor non-elective contribution, plus actual earnings thereon. Vesting in the Company's discretionary contributions plus earnings thereon is based on years of continuous service, as defined by the Plan. Participants are 100% vested after 6 years of credited service.

Forfeitures

As of December 31, 2014 and 2013, forfeited nonvested accounts totaled $14,834 and $18,993, respectively. Forfeitures are allocated to the account of each eligible participant based upon a percentage of the participant's annual eligible compensation to total eligible compensation. Forfeitures are generally allocated to participants subsequent to year-end based upon compensation received in the same plan year in which the forfeiture occurred in accordance with the provisions of the Plan.

Payment of benefits

Distributions and withdrawals are payable upon retirement at age 65 or after, termination, financial hardship, disability or death. If a participant's account balance is equal to or less than $1,000, the balance is distributed immediately in a lump-sum cash payment unless a direct rollover into an IRA or other qualified benefit plan is requested. If the account balance is over $1,000, the participant can consent to either a distribution paid in the form of a lump-sum cash payment, a direct rollover into an IRA or other qualified plan or postpone payment to a later date and remain in the Plan as described in the Plan documents.

2.                          Summary of Significant Accounting Policies and Basis of Presentation

Basis of accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Valuation of investments

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note 5 for discussion of fair value measurements.

Purchases and sales of securities are reflected on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in the fair value of investments consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Use of estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and

SIMPSON MANUFACTURING CO., INC.
401(k) Profit Sharing Plan for Hourly Employees
Notes to Financial Statements
December 31, 2014 and 2013

assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Payment of benefits

Benefits are recorded when paid.

3.                          Tax Status

The Internal Revenue Service has determined and informed the Company by a letter, dated October 28, 2011, that the Plan is qualified and the trust established under the Plan is tax exempt under the appropriate sections of the Internal Revenue Code ("IRC").

U.S. GAAP requires the Plan's management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon an examination by the Internal Revenue Service. No uncertain positions have been identified that would require the recognition of a tax liability or disclosure in the financial statements as of December 31, 2014 and 2013. The Plan is subject to routine audits by applicable taxing jurisdictions. An audit for the 2011 Form 5500 was completed during 2013 by the IRS with the 2011 Form 5500 being accepted as filed. The Plan administrator believes the Plan is no longer subject to income tax examinations for 2010 and prior years.

4.                          Investments

The following investments represent 5% or more of the Plan’s net assets as of December 31:

	2014	2013
Simpson Manufacturing Co., Inc.
Common Stock	$1,291,618	$1,455,977
Vanguard Target Retirement 2020 Fund	$1,678,806	$1,528,785
Vanguard Target Retirement 2025 Fund	$3,191,862	$2,816,454
Vanguard Target Retirement 2030 Fund	$2,674,702	$2,348,519
Vanguard Target Retirement 2035 Fund	$2,563,846	$2,544,499
Vanguard Target Retirement 2040 Fund	$2,630,945	$2,298,314
Vanguard Target Retirement 2045 Fund	$1,789,159	$1,564,379

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year appreciated (depreciated) in value as follows for the year ended December 31, 2014:

Participant-directed investments
Employer stock	$(78,151)
Mutual funds	839,736
$761,585

SIMPSON MANUFACTURING CO., INC.
401(k) Profit Sharing Plan for Hourly Employees
Notes to Financial Statements
December 31, 2014 and 2013

5.                          Fair Value Measurements

The Plan defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Accounting guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements).

The three levels of fair value hierarchy are as follows:

•	Level 1: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

•
Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: inputs are unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Common stock: The Company common stock is held by participants in a unitized fund, which means participants do not own shares of Company common stock but rather own an interest in the unitized fund. The fund consists of common stock and cash equivalents to meet the fund's daily cash needs. Unitizing the fund allows for daily trades. The value of a unit reflects the combined value of the Company common stock, at quoted market prices, and cash held by the fund. The Plan owns the underlying assets of shares in common stock and the underlying cash.

Mutual funds: Valued at the daily closing prices as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value ("NAV") and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

The following are the major categories of assets and liabilities measured at fair value on a recurring basis during the years ended December 31, 2014 and 2013, using quoted prices in active markets for identical assets (Level 1):

	2014	2013

Common Stock	$1,291,618	$1,455,977
Cash Reserve Account	25,544	29,093
Mutual Funds:
Target Funds	15,865,921	14,173,240
Growth	736,628	621,666
Blended Funds	880,689	755,877
Fixed Income	1,005,361	939,110
Value	558,373	463,144
Total	$20,364,134	$18,438,107

SIMPSON MANUFACTURING CO., INC.
401(k) Profit Sharing Plan for Hourly Employees
Notes to Financial Statements
December 31, 2014 and 2013

6.                          Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the full value of each participant’s account shall become fully vested and nonforfeitable.

Effective January 1, 2015, the Plan was merged into the Simpson Manufacturing Co., Inc. 401(k) Profit Sharing Plan for Salaried Employees to form a consolidated and amended plan for the benefit of all eligible employees of the Company. See Note 10.

7.                          Risks and Uncertainties

The Plan allows for investment in Company common stock, money market and mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

8.                          Related Parties and Parties-in-Interest

Certain Plan investments are shares of mutual funds managed by Charles Schwab. Charles Schwab, or its affiliate, is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets are invested in a unitized stock fund holding the Company’s common stock. Because the Company is the Plan Sponsor, transactions involving the Company’s common stock qualify as party-in-interest transactions. All of these transactions qualify as exempt from the prohibited transaction rules.

9.                   Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31, 2013:

2013

Net assets available for benefits per the financial statements	$19,585,954
Less amounts allocated to withdrawing participants	(31,804)

Net assets available for benefits per the Form 5500	$19,554,150

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2014, to Form 5500:

2014

Benefit paid to participants per the financial statements	$1,058,721
Less: Amounts allocated to withdrawing participants at December 31, 2013	(31,804)
Benefit paid to participants per Form 5500	$1,026,917

10.                   Subsequent Events

Effective January 1, 2015, the Plan was merged into the Simpson Manufacturing Co., Inc. 401(k) Profit Sharing Plan for Salaried Employees to form a consolidated and amended plan for the benefit of all eligible employees of the Company. The name of the plan is now the Simpson Manufacturing Co., Inc. 401(k) Profit Sharing Plan and it includes the following features:

•Overtime pay will be included as compensation for calculations of contribution for all eligible employees.
•Retirement age will be 60.
•Hours required for vesting years of service will be 1,000 for all employer contributions (for non-elective contributions made to the Simpson Manufacturing Co., Inc. 401(k) Profit Sharing Plan for Hourly Employees prior to January 1, 2015, hours of service was 750).
•In-service distributions will be available to all participants age 59½ and over.

•	Eligibility conditions to receive employer non-elective contributions will be minimum service of 1,000 hours and employed on the last day of the year.
•Rollovers from other qualified employer plans will be allowed.
•Participant loans will be available, limited to one outstanding loan at a time.

SUPPLEMENTAL SCHEDULES

SIMPSON MANUFACTURING CO., INC.
401(k) Profit Sharing Plan for Hourly Employees
Schedule H, Part IV, Line 4(i) - Schedule of Assets (Held at End of Year)
EIN: 94-3196943
December 31, 2014

(a)	(b)	(c)	(d)	(e)
		Description of Investment
	Identity of Issue,	Including Maturity Date
	Borrower	Rate of Interest,
	Lessor or Similar Party	Collateral, Par or Maturity Value	Cost	Current Value

*	Simpson Manufacturing Co., Inc. Common Stock	Common Stock	**	$1,291,618
	SSGA FDS Money Market Fund	Cash Reserve Account	**	25,544
*	Schwab Value Advantage Institutional Prime Money Fund	Mutual Fund	**	522,356
*	Schwab S&P 500 Index Fund	Mutual Fund	**	365,263
	Columbia Mid-Cap Index Fund	Mutual Fund	**	61,744
	DFA Five-Year Global Fixed-Income I Fund	Mutual Fund	**	44,312
	DFA Inflation Protected Securities I Fund	Mutual Fund	**	105,299
	DFA International Value I Fund	Mutual Fund	**	98,831
	DFA U.S. Large Cap Value III Fund	Mutual Fund	**	368,819
	DFA U.S. Targeted Value I Fund	Mutual Fund	**	32,834
*	Schwab Fundamental Emerging Markets Index Fund	Mutual Fund	**	8,419
	Vanguard Growth Index Admiral Fund	Mutual Fund	**	203,693
	Vanguard Mid-Cap Growth Index Admiral Fund	Mutual Fund	**	186,023
	Vanguard Mid-Cap Value Index Admiral Fund	Mutual Fund	**	57,889
	Vanguard REIT Index Admiral Fund	Mutual Fund	**	43,709
	Vanguard Small Cap Growth Index Admiral Fund	Mutual Fund	**	346,912
	Vanguard Small Cap Index Admiral Fund	Mutual Fund	**	74,501
	Vanguard Target Retirement Income Fund	Mutual Fund	**	20,270
	Vanguard Target Retirement 2010 Fund	Mutual Fund	**	92,651
	Vanguard Target Retirement 2015 Fund	Mutual Fund	**	275,143
	Vanguard Target Retirement 2020 Fund	Mutual Fund	**	1,678,806
	Vanguard Target Retirement 2025 Fund	Mutual Fund	**	3,191,862
	Vanguard Target Retirement 2030 Fund	Mutual Fund	**	2,674,702
	Vanguard Target Retirement 2035 Fund	Mutual Fund	**	2,563,846
	Vanguard Target Retirement 2040 Fund	Mutual Fund	**	2,630,945
	Vanguard Target Retirement 2045 Fund	Mutual Fund	**	1,789,159
	Vanguard Target Retirement 2050 Fund	Mutual Fund	**	784,541
	Vanguard Target Retirement 2055 Fund	Mutual Fund	**	127,802
	Vanguard Target Retirement 2060 Fund	Mutual Fund	**	36,194
	Vanguard Total Bond Market Index Admiral Fund	Mutual Fund	**	333,394
	Vanguard Total Intl Stock Index Admiral Fund	Mutual Fund	**	327,053
				$20,364,134

*  Party in interest

** In accordance with instructions to Form 5500, cost information has been omitted as all investments of assets are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Simpson Manufacturing Co., Inc. 401(k)
Profit Sharing Plan for Hourly Employees
(Name of Plan)

Date	June 25, 2015		/s/ Brian Magstadt
		Name:	Brian Magstadt
		Title:	Member, Simpson Manufacturing Co., Inc.
Retirement Plan Committee

December 31, 2013 and 2012

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Armanino LLP